

July 27, 2009

*By U.S. mail and facsimile to (713) 993-4611*

Mr. Rick Berry, Chief Financial Officer
Sanders Morris Harris Group Inc.
600 Travis, Suite 5800
Houston, TX 77002

> **RE:** **Sanders Morris Harris Group Inc.**
> **Form 10-K for the year ended December 31, 2008 filed March 16, 2009**
>
> **File No. 0-30066**

Dear Mr. Berry:

We have reviewed your response letter dated July 13, 2009, and have the following additional comment. If you disagree, we will consider your explanation as to why our comment is inapplicable.

Form 10-K for the year ended December 31, 2008

Critical Accounting Policies/Estimates, page 35

Goodwill, page 35

1. We have read your response to comment 7 in our letter dated June 30, 2009. In future filings, please ensure you disclose the basis for why a control premium of between 35% and 40% of market capitalization is reasonable. Please also confirm you will disclose in future filings i) whether the February 2009 cash flow projections assume any negative future cash flows, and if so, for how long, and ii) the accuracy of management's past estimates, as previously requested.

\* \* \* \*

As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response.  Please furnish a letter that keys your response to our comment.  Detailed response letters greatly facilitate our review.  Please file your response letter on EDGAR.  Please understand that we may have additional comments after reviewing your response to our comment.

You may contact Jenn Do at (202) 551-3743, Al Pavot at (202) 551-3738 or me at (202) 551-3355 if you have questions regarding this comment.

Sincerely,


Terence O'Brien
Branch Chief